

December 12, 2014

<u>Via E-mail</u>
Ilan Reich
Chief Executive Officer
Viatar CTC Solutions Inc.
116 John Street, Suite 10
Lowell, Massachusetts 01852

> **Re:** **Viatar CTC Solutions Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 26, 2014**
> **File No. 333-199619**

Dear Mr. Reich:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Overview, page 1

1.   Please revise the first sentence after the first list of bullet points to remove the implication that you have CE Mark clearance or that the FDA "has given permission to market" the device, if you do not yet have these clearances.

Clinical Trail and Regulatory Expenses, page 26

2.   We note your response to prior comment 5; however, you disclosure in this section continues to indicate that the certification serves as the "foundation for FDA approval." If certification is not the only requirement for FDA marketing clearance, please revise as appropriate.

3.   Please clarify when the "new" clinical study began and when it is scheduled to end. Also please clarify the nature of this study given your disclosure on page 39 about the steps needed before your potential products can be used in human trials.

Business, page 30

4.   While we note your response to prior comment 6, it is unclear why you believe Item 506 does not apply when "common equity securities are being registered" as described by Item 506 rather than "new" shares of common stock as you describe. Please revise or advise.

Commercialization Strategy, page 39

5.   Please reconcile your response to prior comment 7 regarding the immateriality of the agreements with your disclosure on page 39 that the agreements have the "goal of marketing and selling" your potential products. Also, please provide us a copy of the agreements.

Executive Officers, page 46

6.   Your response to prior comment 10 addresses that part of the Rule 405 definition of "executive officer" that relates to officers who perform policy making functions; however, the definition also includes "any vice president of the registrant in charge of a principal business unit, division or function." Please revise accordingly.

Certain Relationships and Related Transactions, page 49

7.   Please describe in this section the transaction mentioned in your response to prior comment 12.

Selling Stockholders, page 49

8.   We note your response to prior comment 13. However, it does not appear that you have revised the registration statement regarding the terms of the warrants such as the redemption and adjustment terms. Please revise or advise.

9.   Please reconcile you information in the table with the information preceding the table as it applies to Mr. Anello and Columbia Technology ventures.

10.   We note that, in response to prior comment 15, you identified some selling stockholders as "engineering employees." If a selling stockholder holds the title of Vice President or another office as indicated in a previous version of your document, please provide more specific disclosure.

Description of Securities, page 54

11.   Please expand your response to prior comment 17 to provide us your analysis of when the balance of your outstanding securities could be sold pursuant to Rule 144.

12.   Please expand your response to prior comment 14 to tell us about the terms of your outstanding subscription agreements, including the number of shares subscribed, when payment is due, and the relationship of the subscribers to the selling stockholders.

Basis of Accounting, page 89

13.   We see you included the following revised disclosures in this amendment "The balance sheet at December 31, 2013 was derived from audited financial statements <u>but does not include all disclosures required by accounting principles generally accepted in the United States of America</u>." Please tell us what disclosures required by accounting principles generally accepted in the United States of America that are not included in your December 31, 2013 balance sheet.

Recent Sales of Unregistered Securities, page 99

14.   While we note your response to prior comment 24, it is unclear how the information in this section reconciles with your disclosures on page 79 and 87. Please revise or advise.

15.   We are unable to agree that the guidance that you cite in the first bullet point of your response to prior comment 23 is applicable to your transaction. Please provide us your analysis of whether you believe any other exemption from registration is available for the transaction.

16.   Your revision in response to prior comment 22 indicates that you believe that all of the other transactions disclosed in this section were exempt from registration given Regulation D. Please tell us clearly when you filed a Form D related to each identified transaction; see comment 51 in our letter to you October 3, 2014.

Signatures, page 103

17.   We note that your response to prior comment 25 indicates that you will include the signatures "if" the directors are appointed before effectiveness of the registration statement. If the directors are not appointed, please revise the contrary disclosure on page 46.

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

18.   Please amend your filing to include a <u>signed</u> consent from your independent registered public accounting firm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dennis Hult at 202-551-3618 or Jay Webb, Senior Accountant, at 202-551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at 202-551-3637 or me at 202-551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc: (via e-mail): Gregory Sichenzia, Esq.